EXHIBIT 99.1

Brookfield Infrastructure Reports 2017 Year-End Results

2018 distributions increased by 8%

BROOKFIELD, NEWS, Feb. 09, 2018 (GLOBE NEWSWIRE) -- Brookfield Infrastructure (NYSE:BIP) (TSX:BIP.UN) today announced its results for the year ended December 31, 2017.

	Three Months Ended December 31		Year Ended December 31
US$ millions (except per unit amounts), unaudited	2017	2016	2017	2016
Net income[1]	$71	$162	$125	$474
– per unit[2,3]	$0.09	$0.40	$(0.04)	$1.13
FFO[4]	$313	$245	$1,170	$944
– per unit[5]	$0.80	$0.69	$3.11	$2.72

Brookfield Infrastructure reported net income for the year of $125 million (a loss of $0.04 per unit) compared to net income of $474 million ($1.13 per unit) in the prior year. Net income was higher across all of our operating segments compared to 2016, however these results were predominantly offset by the impact of non-cash movements on foreign currency hedges. The prior year period also included non-recurring gains of $190 million related to our toll road and ports businesses.

FFO of $1.17 billion increased by 24% compared to the prior year. Results reflect the contribution of new investments, as well as organic growth of 10% across the company. Our payout ratio6 for the period was 68%, which remains within our target range of 60-70%.

“2017 was a strong year for Brookfield Infrastructure, completing a successful decade for the business. We posted solid financial results, acquired a large marquee utility, invested almost $1 billion across our various networks and strengthened our balance sheet,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure. “Upon completion of the sale of our Chilean electricity transmission operation, corporate liquidity is expected to be approximately $3 billion. We are well positioned to fund our organic growth project backlog and execute on several interesting new investment opportunities that we are currently pursuing.”

Segment Performance

Our utilities segment contributed FFO of $610 million for 2017 compared to $399 million in the prior year.  This step-change increase was primarily attributable to contribution from our newly acquired Brazilian regulated gas transmission business, and to a lesser extent, an increase in our rate base and upward inflation adjustments in our other utility businesses. Results were modestly offset by the impact of the sale of our Canadian electricity transmission asset in late 2016.

Our transport segment reported FFO of $532 million in 2017, which was 26% ahead of the prior year. This increase was driven by higher tariffs and volumes across a number of our operations. Results for this segment were positively impacted by full-year contribution from new investments in our toll road and ports businesses, organic growth of 13% from year-over-year volume growth predominantly at our toll road businesses, and positive foreign exchange movements.

Our energy segment generated FFO of $209 million in 2017, compared to $175 million in the prior year.  This improvement in results captures the incremental contribution from new contracts, higher gas transport volumes and reduced leverage at our natural gas transmission operations. We also benefited from a full-year contribution from the newly acquired gas storage business in North America, which was partially offset by the impact of the sale of a U.K. gas distribution business in 2016.

Our communications infrastructure segment contributed FFO of $76 million for the year which was consistent with the prior year. The business delivered results in-line with expectations as a result of its stable and predictable cash flow profile.

The following table presents FFO by segment:

	Three Months Ended December 31		Year Ended December 31
US$ millions, unaudited	2017	2016	2017	2016
FFO by segment
Utilities	$172	$97	$610	$399
Transport	139	115	532	423
Energy	56	52	209	175
Communications Infrastructure	19	20	76	77
Corporate	(73)	(39)	(257)	(130)
FFO	$313	$245	$1,170	$944

Update on Strategic Initiatives

Capital Recycling

  Chilean electricity transmission – In December, we signed definitive agreements to sell Brookfield Infrastructure’s approximately 28% interest in Transelec, our Chilean electricity transmission business for $1.3 billion ($1.1 billion net of applicable taxes). While Transelec generated strong and predictable cash flows throughout the time we held it, it has now matured and the net proceeds from the sale can be reinvested for unitholders at significantly higher returns. Upon closing, we will have generated a compound internal rate of return on this investment of approximately 16% since acquisition (18% pre-tax). Closing is subject to customary closing conditions, certain third-party consents and applicable regulatory approvals and is targeted to occur in the first half of 2018.

Pending Transaction

  Colombian regulated gas distribution – In November, we signed a binding agreement to acquire a minimum 53% controlling interest in Gas Natural S.A. ESP (“GN Colombia”), the second largest natural gas distribution system in Colombia. GN Colombia operates a high-quality distribution system with regulated revenues and predictable cash flows. At the end of December, we acquired an initial stake of 11% of GN Colombia for $105 million (BIP’s share – $30 million) and we will be making subsequent investments in a staged approach, which may result in Brookfield Infrastructure and our institutional partners owning all or virtually all of the company.

Balance Sheet Update

We continue to maintain a strong balance sheet to prepare to execute on investment opportunities. Subsequent to quarter end, a preferred unit issuance was completed for C$200 million, capitalizing on Brookfield Infrastructure’s investment grade credit rating and strong market demand. Corporate liquidity is approximately $2 billion inclusive of this issuance.

Distribution Increase

The Board of Directors has declared a quarterly distribution in the amount of $0.47 per unit, payable on or about March 29, 2018 to unitholders of record as at the close of business on February 28, 2018. This distribution represents an 8% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 5, Series 7 and Series 9 have also been declared.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

Brookfield Infrastructure’s Letter to Unitholders and Supplemental Information are available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfield.com/infrastructure. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $265 billion of assets under management. For more information, go to www.brookfield.com.

Please note that Brookfield Infrastructure Partner’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and EDGAR and can also be found in the shareholders section of its website at www.brookfield.com/infrastructure. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Rene Lubianski Senior Vice President, Corporate Development Tel: (416) 956-5196 Email: rene.lubianski@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Fourth Quarter 2017 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Infrastructure’s website under the Investor Relations section at www.brookfield.com/infrastructure.

The conference call can be accessed via webcast on February 9, 2018 at 9:00 a.m. Eastern Time at https://event.on24.com/wcc/r/1585375/3BE30EB5ECEF2E4A4DA20E114AAB79E8  or via teleconference at 1-866-521-4909 toll free in North America. For overseas calls please dial +1-647-427-2311 at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed at 1-800-585-8367 or +1-416-621-4642 (Conference ID: 9187898).

Note: This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favourable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units and general partnership units.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

1. Includes net income attributable to non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, limited partners and the general partner.

2. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 month periods ended December 31, 2017 were 276.5 million and 264.6 million, respectively (2016 – 248.7 million and 244.7 million, respectively).

3. Results in a loss on a per unit basis for the year ended December 31, 2017 as allocation of net income is reduced by preferred unit and incentive distributions.

4. FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. A reconciliation of net income to FFO is available on page 8 of this release.

5. Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 month periods ended December 31, 2017 were 393.9 million and 376.8 million, respectively (2016 – 353.3 million and 347.2 million, respectively).

6. Payout ratio is defined as distributions paid (inclusive of GP incentive and preferred unit distributions) divided by FFO.

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position
	As of December 31,
US$ millions, unaudited	2017	2016

Assets
Cash and cash equivalents	$374	$786
Financial assets	196	92
Property, plant and equipment	9,937	8,656
Intangible assets	9,894	4,465
Investments in associates	5,572	4,727
Investment properties	192	154
Deferred income taxes and other	3,312	2,395
Total assets	$29,477	$21,275

Liabilities and partnership capital
Corporate borrowings	$2,101	$1,002
Non-recourse borrowings	8,063	7,324
Financial liabilities	1,313	381
Deferred income taxes and other	4,526	2,924
Total liabilities	16,003	11,631

Partnership capital
Limited partners	4,967	4,611
General partner	25	27
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,012	1,860
Interest of others in operating subsidiaries	5,875	2,771
Preferred unitholders	595	375
Total partnership capital	13,474	9,644
Total liabilities and partnership capital	$29,477	$21,275

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Operating Results

US$ millions (except per unit information), unaudited	For the three months ended Dec 31,		For the year ended Dec 31,
	2017	2016	2017	2016

Revenues	$984	$677	$3,535	$2,115
Direct operating costs	(399)	(396)	(1,509)	(1,063)
General and administrative expenses	(66)	(44)	(239)	(166)
Depreciation and amortization expense	(130)	(113)	(671)	(447)
	389	124	1,116	439
Interest expense	(113)	(98)	(428)	(392)
Share of earnings from associates	35	106	118	248
Revaluation gains (losses) on hedging items	18	73	(66)	74
Other (expenses) income	(12)	3	7	174
Income before income tax	317	208	747	543
Income tax (expense) recovery
Current	(39)	(13)	(106)	(33)
Deferred	(36)	(17)	(67)	18
Net income	242	178	574	528
Non-controlling interest of others in operating subsidiaries	(171)	(16)	(449)	(54)
Net income attributable to partnership	$71	$162	$125	$474

Attributable to:
Limited partners	30	99	11	276
General partner	29	22	113	84
Non-controlling interest – redeemable partnership units held by Brookfield	12	41	1	114
Basic and diluted earnings (loss) per unit attributable to:
Limited partners[1]	$0.09	$0.40	$(0.04)	$1.13

1. Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 months ended December 31, 2017 were
276.5 million and 264.6 million, respectively (2016 – 248.7 million and 244.7 million, respectively).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Cash Flows

US$ millions, unaudited	For the three months ended Dec 31,		For the year ended Dec 31,
	2017	2016	2017	2016

Operating Activities
Net income	$242	178	$574	$528
Adjusted for the following items:
Share of earnings from associates, net of distributions	(11)	(92)	(52)	(202)
Depreciation and amortization expense	130	113	671	447
Mark-to-market on hedging items, provisions and other	(12)	(81)	90	(47)
Deferred tax expense (recovery)	36	17	67	(18)
Change in non-cash working capital, net	124	(46)	131	45
Cash from operating activities	509	89	1,481	753

Investing Activities
Investments, net of disposals:
Operating assets	(20)	245	(4,223)	(167)
Associates	(269)	(171)	(620)	(887)
Long-lived assets	(193)	(218)	(667)	(683)
Financial assets	28	107	(60)	536
Net settlements of foreign exchange contracts	(108)	34	(151)	143
Cash used by investing activities	(562)	(3)	(5,721)	(1,058)

Financing Activities
Distributions to limited and general partners	(208)	(162)	(794)	(628)
Net borrowings:
Corporate	412	(492)	1,020	(407)
Subsidiary	86	258	360	422
Other	—	—	—	(38)
Issuance of preferred units	—	—	220	186
Issuance of partnership units, net of repurchases	4	736	992	749
Distributions to non-controlling interest, net of capital provided	(356)	(69)	2,016	615
Cash (used by) from financing activities	(62)	271	3,814	899

Cash and cash equivalents
Change during the period	$(115)	$357	$(426)	$594
Impact of foreign exchange on cash	(3)	(12)	14	(7)
Balance, beginning of period	492	441	786	199
Balance, end of period	$374	$786	$374	$786

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three months ended Dec 31,		For the year ended Dec 31,
US$ millions, unaudited	2017	2016	2017	2016

Adjusted EBITDA
Utilities	$205	$125	$738	$524
Transport	179	156	694	597
Energy	70	74	281	276
Communications Infrastructure	22	24	90	91
Corporate	(66)	(44)	(239)	(166)
Total	410	335	1,564	1,322

Financing costs	(106)	(112)	(434)	(456)
Other income	9	22	40	78
Funds from operations (FFO)	313	245	1,170	944

Depreciation and amortization	(187)	(161)	(726)	(609)
Deferred taxes and other items	(55)	78	(319)	139
Net income attributable to the partnership	$71	$162	$125	$474

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Adjusted EBITDA is defined as FFO excluding the impact of interest expense and other income or expenses.  Net income attributable to the partnership includes net income attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations (FFO) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations per Unit

	For the three months ended Dec 31,		For the year ended Dec 31,
US$, unaudited	2017	2016	2017	2016

Earnings (loss) per limited partnership unit[1]	$0.09	$0.40	$(0.04)	$1.13
Add back or deduct the following:
Depreciation and amortization	0.47	0.46	1.92	1.75
Deferred taxes and other items	0.24	(0.17)	1.23	(0.16)
FFO per unit[2]	$0.80	$0.69	$3.11	$2.72

1.   Average number of limited partnership units outstanding on a time weighted average basis for the three and 12 month periods ended December 31, 2017 were 276.5 million and 264.6 million, respectively (2016 – 248.7 million and 244.7 million, respectively).
2.   Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redeemable partnership units held by Brookfield for limited partnership units, for the three and 12 month periods ended December 31, 2017 were 393.9 million and 376.8 million, respectively (2016 – 353.3 million and 347.2 million, respectively).

Notes:
The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 6 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

	As of December 31
US$ millions, unaudited	2017	2016

Assets
Operating groups
Utilities	$3,290	$1,807
Transport	4,116	3,549
Energy	1,806	1,564
Communications Infrastructure	614	541
Corporate cash and financial assets	205	549
	$10,031	$8,010

Liabilities
Corporate borrowings	$2,101	$1,002
Other liabilities	926	510
	3,027	1,512
Capitalization
Partnership capital	7,004	6,498
	$10,031	$8,010

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests, and includes partnership capital attributable to non-controlling interests – redeemable partnership units held by Brookfield, limited partners and the general partner.

The Statements of Partnership Capital above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from Brookfield Infrastructure’s Consolidated Statements of Financial Position on page 5 of this release, which is prepared in accordance with IFRS. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure's financial position.